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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549								OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . . . . . . . . . 2.00
FORM 144								SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933								DOCUMENT SEQUENCE NO. FR
								CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.							552078107
1 (a)	NAME OF ISSUER (Please type or print)		(b)	IRS IDENT. NO.	(c)	S.E.C. FILE NO.		WORK LOCATION

	LYONDELL CHEMICAL COMPANY			95-4160558		0000842635
1 (d)	ADDRESS OF ISSUER	STREET		CITY		STATE	ZIP CODE	(e) TELEPHONE NO.
								AREA CODE	NUMBER
	1221	McKinney Street, Suite 700		Houston		Texas	77010	713	652-7200
2 (a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c)	RELATIONSHIP TO ISSUER	(d)	ADDRESS STREET	CITY	STATE	ZIP CODE
	Occidental Chemical Holding Corporation.	95-2865897		Affiliate of a director(1)		10889 Wilshire Boulevard	Los Angeles,	California	90024

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of	Name and Address of Each Broker Through Whom the Securities are to		Number of Shares or Other Units	Aggregate Market	Number of Shares or Other Units	Approximate Date of Sale	Name of Each Securities Exchange
Securities To Be Sold	be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	To Be Sold (See instr. 3(c))	Value (See instr. 3(d))	Outstanding (See instr. 3(e))	(See instr. 3(f)) (MO. DAY YR.)	(See instr. 3(g))
Common Stock	Citigroup Global Market, Inc. 390 Greenwich Street New York, NY 10013		14,000,000	$509,460,000(2)	252,889,856	On or after May 21, 2007	NYSE

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

(1)                                  The filing person disclaims any characterization that would deem the filing person to be a director of the Issuer.

(2)                                  Based on the closing price of $36.39 on May 16, 2007.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-07)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	08/2002	Private Placement	Issuer	14,000,000	08/2002	cash

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Occidental Chemical Holding Corporation	Common Stock	May 9, 2007	6,990,070(3)	$224,227,465
10889 Wilshire Boulevard Los Angeles,
California 90024

REMARKS:

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

May 16 , 2007	/s/James R.Havert
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

(3)                                  Sold in a transaction exempt pursuant to Section 4 of the Securities Act of 1933 and not involving any public offering as such terms are used in Rule 144(e)(3)(vii).

SEC 1147 (01-07)